

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Richard K. Coleman, Jr.
Chief Executive Officer
Star Equity Holdings, Inc.
53 Forest Ave., Suite 101
Old Greenwich, CT 06870

> **Re: Star Equity Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2022**
> **File No. 333-265737**

Dear Mr. Coleman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Claudia B. Dubón, Esq.